News Release

Q1
NORTHGATE MINERALS CORPORATION	For the three months ended
Stock Symbols: TSX: NGX, AMEX: NXG	March 31, 2005
Website: www.northgateminerals.com

NORTHGATE REPORTS FIRST QUARTER GOLD PRODUCTION OF 50,540 OUNCES

VANCOUVER, April 28, 2005 - (All figures in US dollars except where noted) - Northgate Minerals Corporation (TSX: NGX, AMEX: NXG) today reported its financial results for the first quarter of 2005. Cash flow used in operations before changes in working capital was $975,000 or $0.00 per common share for the first quarter of 2005. The loss for the quarter was $10,393,000 or $0.05 per share.

First Quarter 2005 Highlights

  A new three-year collective agreement was ratified by Kemess Mines hourly employees on February 24, ending a brief two-day labour disruption that resulted in five days of lost production.

  Gold production in the quarter of 50,540 ounces was only slightly below Northgate's plan projection, despite the February production disruption. As previously announced, the Kemess mine is forecast to have lower metal production and higher net cash costs during the first half of 2005 as mining operations migrate to the higher-grade west end of the mine.

  Copper production at 14.7 million pounds was about 10% below plan due to the February production disruption and slightly lower than plan copper ore grades.

  Kemess North formally entered the harmonized Federal-Provincial Panel Review process on March 14. The Panel Review is expected to be completed in about twelve months.

Ken Stowe, President and CEO, stated; "As expected, Northgate's operating and financial results for the first quarter were poor due to the planned mining sequence and the labour disruption. However, the short term pain we are experiencing in the first half of 2005 as we mine out the harder, lower-grade ore in the east end of the Kemess South pit and strip waste to expose higher-grade ore in the west end, is a necessary investment in the future of the Kemess mine. By mid-year, as ore from the west end becomes available, gold production at Kemess will increase dramatically to a rate of 330,000 ounces per year at a cash cost of less than $150 per ounce and production will continue at this elevated rate until the end of 2007. Late in the quarter, we were very pleased by the news that the Kemess North Project had entered a harmonized Federal-Provincial Panel Review process with clearly defined timelines and look forward to receiving the panel recommendation in early 2006."

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Q1 2005 News Release

RESULTS OF OPERATIONS

Northgate recorded a loss of $10,393,000 or $0.05 per share in the first quarter of 2005 compared with earnings of $39,000 or $0.00 per share during the corresponding quarter of 2004. The decrease in earnings in the most recent quarter compared with the same quarter one year ago was predominately the result of productivity losses caused by the two day labour disruption in February, a lower net realized gold price (due to a significant increase in the number of hedged gold ounces closed out), and higher operating costs resulting from higher fuel and steel costs and a stronger Canadian dollar. Cash flow used in operations before changes in working capital for the current quarter was $975,000 or $0.00 per common share compared with $11,801,000 or $0.06 per share fully diluted in the same period one year ago. Cash flow from operations after changes in working capital was $4,750,000 in the first quarter of 2005 compared with $11,309,000 in the corresponding quarter of 2004. The less favourable financial results recorded in the current quarter resulted from milling lower-grade ore from the eastern section of the Kemess South pit while waste stripping in the western area of the pit continued at a rate that was 2.5 times the life-of-mine average. Once the higher-grade ore in the western area of the pit is exposed at the end of the second quarter, gold production is expected to rise to an average of 84,000 ounces per quarter (a rate of 330,000 ounces per year) and remain at that elevated level until the end of 2007.

Kemess Mine Performance

The Kemess mine produced 50,540 ounces of gold and 14.7 million pounds of copper during the first quarter of 2005 compared with 51,500 ounces and 17.7 million pounds in the first quarter of 2004. Overall productivity in the most recent quarter was reduced by 5.5% due to a five day shut down resulting from the two-day labour disruption in February.

During the first quarter of 2005, approximately 13.3 million tonnes of ore and waste were removed from the open pit compared to 14.3 million tonnes during the corresponding quarter of 2004. Unit mining costs during the current quarter were Cdn$1.07 per tonne compared with Cdn$0.84 per tonne in the first quarter of 2004 representing a 27% increase for 2005 compared to 2004. The higher mining unit cost in the most recent quarter is primarily the result of higher diesel fuel prices and the lower amount of material mined due to the five-day strike in February and the longer haul distances associated with the deepening pit and a higher rate of waste stripping.

Mill availability during the first quarter of 2005 was 85% and throughput averaged 44,780 tonnes per calendar day, compared with 88% availability and throughput of 49,757 tonnes per calendar day in the quarter of 2004. The lower than expected mill availability in the current quarter was entirely the result of the five day shut down in February. Mill throughput per operating day was 7% lower in the most recent quarter compared to the corresponding period of last year due to the harder, high-sulphide ore that was mined from the eastern end of the pit. Gold and copper recoveries averaged 63% and 81% respectively in the first quarter of 2005 compared with 69% and 84% respectively in the first quarter of 2004. Copper and gold recoveries during the most recent quarter were adversely affected by the high pyrite content of the ore milled during the quarter which has an adverse affect on gold recovery and copper concentrate grades. The remaining harder, high-sulphide ore in the eastern end of the pit is scheduled for processing in the second quarter of 2005 after which time mill throughput and metal recoveries are expected to return to traditional levels.

Metal concentrate inventory remained at the elevated level of 9,400 wet metric tonnes during the quarter due to seasonal railcar availability issues and lower than forecast concentrate copper grades

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Q1 2005 News Release

which increased the total volume of concentrate production. In the second quarter of the year, concentrate inventory is expected to drop back into the mine's target range of between 3,000 and 4,000 wmt.

The total unit cost of production during the first quarter of 2005 was Cdn$8.87 per tonne milled which was higher than Cdn$7.07 per tonne milled recorded in the corresponding period of 2004 as a result of substantially higher waste stripping, increased mining costs and lower mill throughput. Total site operating costs in the first quarter of 2005 were Cdn$35.8 million compared to Cdn$32.0 million in the corresponding quarter of 2004. Kemess Mine's net cash cost of production in the current quarter was $366 per ounce compared to $202 per ounce in the first quarter of 2004. In addition to the higher unit operating costs and lower metal production already described, the net cash cost of production in the first quarter 2005 was higher as a result of increased treatment and refining charges and a stronger Canadian dollar. Using the Gold Institute methodology which many other gold companies use, Kemess' net cash cost during the most recent quarter was $301 per ounce compared with $163 per ounce in the first quarter of 2004.

The following table provides a summary of operations for the first quarter of 2005 compared with the comparable period of 2004.

	1Q 05	1Q 04

Ore + waste mined (tonnes)	13,276,636	14,275,063
Ore mined (tonnes)	4,528,776	5,996,128
Stripping ratio (waste/ore)	1.93	1.38
Ore milled (tonnes)	4,030,173	4,527,850
Average mill operating rate (tonnes per day)	44,780	49,757

Gold grade (gmt)	0.621	0.515
Copper grade (%)	0.203	0.212

Gold recovery (%)	63	69
Copper recovery (%)	81	84

Gold production (ounces)	50,540	51,500
Copper production (000's pounds)	14,677	17,717

Net cash cost ($/ounce)
Full absorption method	366	202
Gold Institute method	301	163

There were no lost time accidents recorded during the first quarter of 2005 and the mine's overall safety performance continued to be excellent. Management and the Health and Safety committee at the mine are continuing to stress personal safety awareness in order to re-enforce a safety-first culture at Kemess that will prevent accidents in the future.

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Q1 2005 News Release

Financial Performance

Northgate's revenue in the first quarter of 2005 was $31,719,000 compared with $36,484,000 in the corresponding period in 2004. Metal sales in the first quarter of 2005 consisted of 51,174 ounces of gold and 15.1 million pounds of copper compared with 51,077 ounces of gold and 16.9 million pounds of copper in the first quarter of 2004. The net realized metal prices received on sales in the current quarter were approximately $375 per ounce of gold and $1.48 per pound of copper compared with $401 per ounce and $1.24 per pound in the corresponding quarter of last year. The net realized gold prices in the first quarters of 2005 and 2004 were both impacted by the Corporation closing out a portion of its gold forward sales position. In the first quarter of 2005, the Corporation closed out 21,750 ounces reducing net realized gold prices by $52 per ounce, compared to 3,750 ounces closed out the corresponding quarter of 2004, which reduced net realized gold prices by only $8 per ounce.

Cost of sales in the first quarter of 2005 and 2004 were $29,597,000 and $21,672,000 respectively. Operating costs were higher in the first quarter of 2005 than they were in the corresponding period of 2004 as a result of the additional cost associated with operating two more haul trucks, higher fuel and grinding steel costs, and a stronger Canadian dollar. In addition, significant increases in concentrate inventory recorded during the first quarter of 2004 reduced the cost of sales recorded in that quarter as a consequence of the Corporation's revenue recognition policy where revenues and associated costs are recognized only once preliminary payment for the concentrate is received.

Administrative and general expenses were $2,559,000 in the first quarter of 2005 compared with $1,696,000 in the comparable period of 2004. This cost increase is a consequence of additional overhead costs the Corporation is now incurring as a result of increased corporate activities and staffing.

Depreciation and depletion expenses in the first quarter were $8,390,000 compared to $11,364,000 during the corresponding period of 2004. The decrease in depreciation and depletion was primarily due to a 32% reduction in amount of ore mined in the recent quarter compared to the corresponding period of 2004. Additionally, the first quarter of 2005 was impacted by a slight decline in the amortization rate that occurred as a result of the additional mineral reserves that were established at Kemess South in August 2004. Amortization of the Corporation's mineral property, plant and equipment is based on the unit-of-production method as ore is mined from the Kemess South pit.

Net interest expense was $552,000 for the three months ended March 31, 2005 compared to $1,010,000 in the corresponding quarter of 2004. The decrease in net interest expense is a direct consequence of the significant increase in interest income derived from the Corporation's increased cash reserves in 2005 compared to 2004, combined with reduced of long term debt, which more than offset the increase in Libor rates.

Exploration expenses in the first quarter of 2005 were $393,000 compared with $216,000 during the same period of 2004. Due to the seasonality of exploration activities in northern regions of Canada, Northgate's expenditures in the first quarter of any year are typically quite small.

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Q1 2005 News Release

Capital expenditures during the first quarter of 2005 totaled $3,496,000 compared to $6,955,000 in the corresponding period of 2004. The most significant capital expenditure in the recent quarter was $1,855,000 for the continued construction of the tailings dam. The remaining capital was spent on various items including the Kemess North project.

PRODUCTION FORECAST

As a consequence of the five days of production lost during the strike in February, Northgate is updating its forecast for metal production for the year. Gold and copper production for 2005 are now forecast to total 272,000 ounces and 72.8 million pounds respectively. As was the case in the original plan, projected metal production is lower in the first half of the year, when the remaining harder, lower-grade ore from the eastern end of the pit is mined out, and substantially higher in the second half of the year as mining begins in the western area of the pit that will provide ore to the mill for the balance of the Kemess South mine life. From the middle of 2005 until the end of 2007, the Kemess South pit is scheduled to produce at an annual rate of 330,000 ounces of gold and 83 million pounds of copper. The net cash cost of production during this period is projected to be less than $150 per ounce.

Kemess Mine Quarterly Metal Production Forecast

	Q1	Q2	Q3	Q4	Total 2005
Gold (ounces)	50,540	53,000	84,000	84,460	272,000
Copper (millions lbs)	14.7	17.1	18.3	22.7	72.8

KEMESS NORTH UPDATE

During the first quarter of 2005, the Canadian Environmental Assessment Agency (Federal) and the British Columbia Environmental Assessment Office (Provincial) formally initiated the Kemess North environmental review process with the release on March 13th, 2005 of the draft agreement for the establishment of a joint environmental review panel. The terms of the agreement outline the scope, procedures and timeline for the joint environmental assessment of the Kemess North project by a three-member panel and provides funding to facilitate the participation of the public and First Nations groups.

The next milestones in the permitting process will be the announcement of the appointment of review panel members, and the release of the draft guidelines for preparation of the Kemess North Environmental Impact Assessment (EIA). This process culminates with a public hearing, and a report setting out the rationale, conclusions and recommendations of the panel relating to the environmental assessment of the Kemess North project. The timelines set out in the draft agreement point to a panel recommendation in the first quarter of 2006.

2005 EXPLORATION PLAN

Northgate is planning a $3.6 million exploration program that includes approximately 20,000 metres of drilling on three properties. These properties are the Kemess claims surrounding the Kemess South Mine, the RDN property in the Eskay Creek District of northwestern British Columbia and the Hyland Gold property in the southeastern Yukon Territory.

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Q1 2005 News Release

Kemess Claims

The largest proportion of Northgate's 2005 exploration budget, approximately $2.0 million, will be spent on the 87,000 acres of mineral claims surrounding the Kemess South mine. The exploration expenditures will be divided between diamond drilling, geochemical surveys, geological mapping and trenching. The majority of the drilling will focus on the Bear claims to the south of the Kemess mill and the search for the high grade core of the Kemess North deposit that has been truncated on the north and east sides by faults. Other targets on the mine property include the newly option NOR 1 claim, and follow up work along the Hilda fault.

One diamond drill program covering an area of 16 square kilometers, 2 km south of the mill on the Bear claims, was completed in February 2005, with seven holes being completed for a total of 2,363 metres. These holes were designed to test high chargeability zones with low resistivity zones (geophysical properties that are often associated with porphyry gold copper deposits such as Kemess North and South) that had been defined by a deep penetrating Induced Polarization survey that was conducted last summer. All but one of the holes reached their target depth and in each case the geophysical anomaly was explained by tabular magnetite destructive Takla volcanic rocks (the same rocks that host the Kemess deposits) with sufficient pyrite to explain the geophysical anomaly, however no gold or copper was observed. Further follow up drilling is scheduled for the first part of May 2005.

RDN Property

Northgate has allocated $0.8 million for exploration on the RDN property, with the program to be managed by our partners Rimfire Minerals. Northgate has the option to earn up to a 60% interest in the property through expenditures of Cdn$5 million and the completion of a feasibility study. The main focus of this work will be the Blind Fault area where visible native silver was identified in outcrop, along a strike length of 200 metres, at a similar geological contact to that which hosts the high grade Eskay Creek deposit, 40 km to the south. Prior to the drilling, there will be an extensive program of geological mapping and sampling with geophysical surveys. A second area of focus this year will be the Arctic grid area where prospecting in 2004 discovered boulders of sulfide mineralized material with gold and silver contents up to 3.6 g/t gold, 12.9 g/t silver, 1.2% lead and 4.6 % zinc.

Hyland Project

Northgate has allocated $0.4 million for additional drilling on the Hyland Gold property in the Tintina Gold Belt of the southeastern Yukon. StrataGold Corporation is the operator of the project and Northgate has the option to earn up to 60% interest in this property that has sediment hosted gold mineralization similar in style to the mines of the Carlin trend of Nevada. This year's drilling will test geophysical and geochemical targets to the south and east of the main mineral occurrences.

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Q1 2005 News Release

CORPORATE DEVELOPMENT

Northgate continues to investigate acquisition opportunities that are consistent with our previously stated strategy of targeting assets in politically stable areas with the demonstrated capacity or potential to produce 100,000 ounces of gold per year with or without associated base and/or precious metals. Although we have not completed a transaction at this point, we remain confident that our discipline in selecting target projects and demonstrated record of operational excellence will result in opportunities.

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QUARTERLY CONFERENCE CALL AND WEBCAST

You are invited to participate in the Northgate Minerals Corporation live conference call and webcast announcing our 2005 first quarter results. The call and webcast will take place on Friday, April 29, 2005, at 10:00 am ET. The presentation package for the conference call will be uploaded for the webcast the morning of April 29 and posted on Northgate's web site at www.northgateminerals.com under Investor Info - Presentations page.

Scheduled speakers for the conference call are Terry Lyons, Chairman, Kenneth Stowe, President and Chief Executive Officer, and Jon Douglas, Senior Vice President and Chief Financial Officer.

Webcast:

To view the webcast, go to www.northgateminerals.com and follow the link on the home page that says "webcast". Before viewing the webcast, please ensure that your system meets the Minimum System Requirements and that you have installed Windows Media Player. If you do not have high-speed internet access, please download the PDF version of our Management Presentation and follow along with the audio broadcast.

Teleconference:

You may participate in the Northgate Conference Call by calling (416) 695-6120 or toll free in North America at 1 (877) 461-2816 with reservation number T558751S. To ensure your participation, please call five minutes prior to the scheduled start of the call. The archived teleconference may be accessed by dialing 416-695-5275 or 1-888-509-0082.

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Northgate Minerals Corporation is a gold and copper mining company focused on operations and opportunities in the Americas. The Corporation's principal assets are the 300,000-ounce per year Kemess mine in north-central British Columbia and the adjacent Kemess North deposit, which contains a Proven and Probable Reserve of 4.1 million ounces of gold. Northgate is listed on the Toronto Stock Exchange under the symbol NGX and on the American Stock Exchange under the symbol NXG.

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Q1 2005 News Release

Forward-Looking Statements

This news release includes certain "forward-looking statements" within the meaning of section 21E of the United States Securities Exchange Act of 1934, as amended. These forward-looking statements include estimates, forecasts, and statements as to management's expectations with respect to, among other things, future metal production and production costs, potential mineralization and reserves, exploration results, progress in the development of mineral properties, demand and market outlook for commodities and future plans and objectives of Northgate Minerals Corporation (Northgate). Forward-looking statements generally can be identified by the use of forward-looking terminology such as "may," "will," "expect," "intend," "estimate," "anticipate," "believe," or "continue" or the negative thereof or variations thereon or similar terminology. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management are inherently subject to significant business, economic and competitive uncertainties and contingencies. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from Northgate's expectations are disclosed under the heading "Risk and Uncertainties" in Northgate's 2004 Annual Report and under the heading "Risk Factors" in Northgate's 2004 Annual Information Form (AIF) both of which are filed with Canadian regulators on SEDAR (www.sedar.com) and with the United States Securities and Exchange Commission (www.sec.gov). Northgate expressly disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise.

For further information, please contact:

Mr. Ken G. Stowe	Mr. Jon A. Douglas
President and Chief Executive Officer	Senior Vice President and Chief Financial Officer
416-216-2772	416-216-2774

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Q1 2005 News Release

INTERIM CONSOLIDATED BALANCE SHEET
(Expressed in thousands of United States dollars)

	March 31	December 31
	2005	2004
	(Unaudited)
ASSETS
Current assets
Cash and cash equivalents	$44,098	$49,257
Concentrate settlements and other receivables	6,446	11,300
Inventories	14,027	12,906
	64,571	73,463

Other assets	13,417	13,649
Mineral property, plant and equipment	175,800	180,669
	$253,788	$267,781

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Accounts payable and accrued liabilities	$18,083	$16,091
Current portion of capital lease obligations	4,642	4,854
Current portion of long-term debt	21,750	21,000
	44,475	41,945

Capital lease obligations	9,651	10,653
Long-term debt	16,500	22,500
Provision for site closure and reclamation	21,365	21,149
	91,991	96,247

Shareholders' equity (Note 2)	161,797	171,534
	$253,788	$267,781

The accompanying notes form an integral part of these financial statements.

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Q1 2005 News Release

INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS
(Expressed in thousands of United States dollars, except per share amounts)

	Three months ended March 31
(Unaudited)	2005	2004

Revenue	$31,719	$36,484

Cost of sales	29,597	21,672
Administrative and general	2,559	1,696
	32,156	23,368

Earnings (loss) before interest, taxes,
depreciation and depletion and other	(40)	13,116
Other expenses:
Depreciation and depletion	8,390	11,364
Accretion of site closure &
reclamation liability	292	220
Net interest	552	1,010
Exploration	393	216
Currency translation losses (gains)	64	(253)
Mining and capital taxes	265	425
	9,956	12,982
Earnings (loss) before the following items:	(10,393)	134
Other Income (expense)	--	(95)
Earnings (loss) for the period	$(10,393)	$39
Earnings (loss) per share - basic
and diluted	$(0.05)	$0.00
Weighted average shares outstanding:
Basic	200,508,289	199,116,757
Diluted	200,508,289	199,453,871
The accompanying notes form an integral part of these financial statements.

INTERIM CONSOLIDATED STATEMENTS OF RETAINED EARNINGS (DEFICIT)
(Expressed in thousands of United States dollars)

	Three months ended March 31
(Unaudited)	2005	2004

Retained earnings (deficit) at beginning
of period	$(15,210)	$(46,465)

Earnings (loss) for the period	(10,393)	39

Retained earnings (deficit) at end of period	$(25,603)	$(46,426)
The accompanying notes form an integral part of these financial statements.

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Q1 2005 News Release

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in thousands of United States dollars)

	Three months ended March 31
(Unaudited)	2005	2004

CASH PROVIDED BY (USED IN)
Operations
Earnings (loss) for the period	$(10,393)	$39
Non-cash items:
Depreciation and depletion	8,390	11,364
Accretion of site closure &
reclamation liability	292	220
Unrealized currency translation losses
(gains)	(93)	(542)
Amortization of deferred expenses	225	225
Stock-based compensation	604	400
Other losses (gains)	--	95
	(975)	11,801
Changes in non-cash operating working
capital:
Concentrate settlements &
other receivables	4,854	1,299
Inventories	(1,121)	(2,881)
Accounts payable & accrued liabilities	1,992	1,090
	4,750	11,309
Investments
Additions to mineral property, plant
and equipment	(3,496)	(3,628)
	(3,496)	(3,628)
Financing
Repayment of capital lease obligations	(1,214)	(1,111)
Repayment of debt	(5,250)	(3,000)
Issuance of common shares, net of share
issuance costs	51	1,001
	(6,413)	(3,110)
Increase (decrease) in cash and
cash equivalents	(5,159)	4,571
Cash and cash equivalents at beginning
of period	49,257	7,743
Cash and cash equivalents at end of period	$44,098	$12,314
Supplementary information:
Cash paid during the period for:
Interest	$967	$856
Non cash financing activities:
Purchase of mineral property, plant &
equipment by assumption of capital
lease obligations	$--	$3,327
The accompanying note forms an integral part of these financial statements

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NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Three months ended March 31, 2005
(Dollar amounts in tables are expressed in thousands of United States dollars unless indicated) (unaudited)

1. Basis of Presentation

The accompanying unaudited interim consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Canada ("Canadian GAAP"). They do not include all the disclosures required by generally accepted accounting principles for annual financial statements and should be read in conjunction with the Corporation's consolidated financial statements and the notes thereto included in the Corporation's Annual Report for the year ended December 31, 2004. In the opinion of management, all adjustments considered necessary for fair presentation have been included in these financial statements.

These financial statements are prepared using the same accounting policies and methods of application as those disclosed in Note 2 to the Corporation's consolidated financial statements for the year ended December 31, 2004.

2. Shareholders' Equity

	March 31	December 31
	2005	2004
	(Unaudited)

Common shares (a)	$ 177,541	$177,464
Common share purchase warrants	8,613	8,613
Contributed surplus (b)	1,246	667
Retained earnings (deficit)	(25,603)	(15,210)
	$ 161,797	$171,534

(a) Common shares

	Number of shares	Amount

Balance, December 31, 2004	200,491,050	$ 177,464

Issued in Q1 2005:
Pursuant to Employee Share Purchase Plan	51,502	77
Other	34	-

Balance, March 31, 2005 (unaudited)	200,542,586	$177,541

As of April 28, 2005 the Corporation had 200,542,586 issued and outstanding common shares.

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(b) Stock-based compensation

During the three months ended March 31, 2005, the Corporation granted a total of 1,205,000 options to employees, 865,000 exercisable at Cdn$1.79, and 340,000 exercisable at Cdn$1.78 over a period of seven years. Twenty percent (241,000) of these options vested immediately, with the balance vesting in equal amounts on the anniversary date of the grant over the next four years. The fair value of the options vested in the three months ended March 31, 2005 was $604,000.

At March 31, 2005 there were 4,454,400 options outstanding of which 1,823,000 were exercisable.

The fair value of the share options granted during the first quarter of 2005 was estimated using the Black-Scholes pricing model with the following assumptions:

	For Options Granted	For Options Granted
	in Q1 2005	in Q1 2004
Risk-free interest rate	2.50%	2.50%
Expected stock price volatility	56%	67%
Expected option life	3.5 years	4 years
Per share fair value of options granted
(Cdn$)	$0.76	$1.51

3. Financial Instruments

At March 31, 2005, Kemess Mines Ltd., a wholly owned subsidiary of the Corporation, had forward sales commitments with major financial institutions to deliver 239,250 ounces of gold at an average forward price of $307 per ounce. These forward sales commitments are in the form of forward sales contracts maturing between April 29, 2005 and December 31, 2007. The unrealized loss on these forward sales contracts at March 31, 2005 was approximately $34,419,000.